UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 Piso 8

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

ITEM

1.	Interim Condensed Consolidated Financial Statements and Explanatory Notes for the three-month periods ended March 31, 2025 and 2024.

Item 1

GEOPARK LIMITED

INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

AND EXPLANATORY NOTES

For the three-month periods ended March 31, 2025 and 2024

GEOPARK LIMITED

March 31, 2025

CONTENTS

Page

3	Condensed Consolidated Statement of Income
4	Condensed Consolidated Statement of Comprehensive Income
5	Condensed Consolidated Statement of Financial Position
6	Condensed Consolidated Statement of Changes in Equity
7	Condensed Consolidated Statement of Cash Flow
8	Explanatory Notes to the Interim Condensed Consolidated Financial Statements

GEOPARK LIMITED

March 31, 2025

CONDENSED CONSOLIDATED STATEMENT OF INCOME

		Three-month	Three-month
		period ended	period ended
		March 31, 2025	March 31, 2024
Amounts in US$ '000	Note	(Unaudited)	(Unaudited)
REVENUE	3	137,349	167,416
Production and operating costs	5	(35,437)	(38,540)
Geological and geophysical expenses	6	(2,453)	(2,738)
Administrative expenses	7	(9,056)	(9,963)
Selling expenses	8	(2,168)	(4,140)
Depreciation		(32,045)	(28,659)
Write-off of unsuccessful exploration efforts	11	(5,883)	—
Other income (expenses), net		109	579
OPERATING PROFIT		50,416	83,955
Financial expenses	9	(24,836)	(11,137)
Financial income	9	3,224	2,083
Foreign exchange (loss) profit	9	(3,288)	164
PROFIT BEFORE INCOME TAX		25,516	75,065
Income tax expense	10	(12,447)	(44,873)
PROFIT FOR THE PERIOD		13,069	30,192
Earnings per share (in US$). Basic		0.25	0.55
Earnings per share (in US$). Diluted		0.25	0.54

The above condensed consolidated statement of income should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

March 31, 2025

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Three-month	Three-month
	period ended	period ended
	March 31, 2025	March 31, 2024
Amounts in US$ '000	(Unaudited)	(Unaudited)
Profit for the period	13,069	30,192
Other comprehensive income
Items that may be subsequently reclassified to profit or loss:
Currency translation differences	19	(386)
Gain (Loss) on cash flow hedges (a)	802	(3,943)
Income tax (expense) benefit relating to cash flow hedges	(498)	1,971
Other comprehensive profit (loss) for the period	323	(2,358)
Total comprehensive profit for the period	13,392	27,834

(a)	Unrealized result on commodity risk management contracts designated as cash flow hedges. See Note 4.

The above condensed consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

March 31, 2025

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Note	At March 31,	Year ended
		2025	December 31,
Amounts in US$ '000		(Unaudited)	2024
ASSETS
NON CURRENT ASSETS
Property, plant and equipment	11	709,360	740,491
Right-of-use assets		22,371	24,451
Prepayments and other receivables	12	3,635	2,650
Other financial assets		1,072	1,020
Deferred income tax asset		6,719	1,332
TOTAL NON CURRENT ASSETS		743,157	769,944
CURRENT ASSETS
Inventories		7,956	10,567
Trade receivables		45,862	40,211
Prepayments and other receivables	12	82,357	79,731
Derivative financial instrument assets	17	4,404	2,764
Other financial assets		—	20,088
Cash and cash equivalents		307,993	276,750
Assets held for sale		6,227	—
TOTAL CURRENT ASSETS		454,799	430,111
TOTAL ASSETS		1,197,956	1,200,055
EQUITY
Equity attributable to owners of the Company
Share capital	13	51	51
Share premium		74,501	73,750
Translation reserve		(11,571)	(11,590)
Reserves		15,357	15,053
Retained earnings		132,353	126,027
TOTAL EQUITY		210,691	203,291
LIABILITIES
NON CURRENT LIABILITIES
Borrowings	14	638,432	492,007
Lease liabilities		17,733	17,318
Provisions and other long-term liabilities	15	21,865	31,952
Deferred income tax liability		77,075	86,814
TOTAL NON CURRENT LIABILITIES		755,105	628,091
CURRENT LIABILITIES
Borrowings	14	18,996	22,326
Lease liabilities		8,425	8,605
Derivative financial instrument liabilities	17	—	464
Current income tax liability		80,959	57,329
Trade and other payables	16	110,948	279,949
Liabilities associated with assets held for sale		12,832	—
TOTAL CURRENT LIABILITIES		232,160	368,673
TOTAL LIABILITIES		987,265	996,764
TOTAL EQUITY AND LIABILITIES		1,197,956	1,200,055

The above condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

March 31, 2025

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the Company
	Share	Share	Translation	Other	Retained
Amount in US$ '000	Capital	Premium	Reserve	Reserve	earnings	Total
Equity at January 1, 2024	55	111,281	(9,962)	45,116	29,530	176,020
Comprehensive income:
Profit for the three-month period	—	—	—	—	30,192	30,192
Other comprehensive profit for the period	—	—	(386)	(1,972)	—	(2,358)
Total comprehensive profit for the period ended March 31, 2024	—	—	(386)	(1,972)	30,192	27,834
Transactions with owners:
Share-based payment	—	4,615	—	—	(2,987)	1,628
Cash distribution	—	—	—	(7,520)	—	(7,520)
Total transactions with owners for the period ended March 31, 2024	—	4,615	—	(7,520)	(2,987)	(5,892)
Balance at March 31, 2024 (Unaudited)	55	115,896	(10,348)	35,624	56,735	197,962

Balance at January 1, 2025	51	73,750	(11,590)	15,053	126,027	203,291
Comprehensive income:
Profit for the three-month period	—	—	—	—	13,069	13,069
Other comprehensive profit for the period	—	—	19	304	—	323
Total comprehensive profit for the period ended March 31, 2025	—	—	19	304	13,069	13,392
Transactions with owners:
Share-based payment	—	751	—	—	782	1,533
Cash distribution	—	—	—	—	(7,525)	(7,525)
Total transactions with owners for the period ended March 31, 2025	—	751	—	—	(6,743)	(5,992)
Balance at March 31, 2025 (Unaudited)	51	74,501	(11,571)	15,357	132,353	210,691

The above condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

March 31, 2025

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

	Three-month	Three-month
	period ended	period ended
	March 31, 2025	March 31, 2024
Amounts in US$ '000	(Unaudited)	(Unaudited)
Cash flows from operating activities
Profit for the period	13,069	30,192
Adjustments for:
Income tax expense	12,447	44,873
Depreciation	32,045	28,659
Loss on disposal of property, plant and equipment	29	—
Write-off of unsuccessful exploration efforts	5,883	—
Borrowings cancellation costs	6,240	—
Amortization of other long-term liabilities	(23)	(30)
Accrual of borrowing interests	11,767	7,747
Unwinding of long-term liabilities	1,449	1,407
Accrual of share-based payment	1,533	1,628
Foreign exchange loss (gain)	3,288	(164)
Income tax paid (a)	(4,880)	(6,917)
Change in working capital (b) (c)	(161,610)	(19,774)
Cash flows (used in) from operating activities – net	(78,763)	87,621
Cash flows from investing activities
Purchase of property, plant and equipment	(22,614)	(48,807)
Proceeds from divestment of long-term assets (d)	15,939	2,158
Cash flows used in investing activities – net	(6,675)	(46,649)
Cash flows from financing activities
Proceeds from borrowings	550,000	—
Debt issuance costs paid	(5,034)	—
Principal paid	(405,333)	—
Interest paid	(14,555)	(13,750)
Lease payments	(1,489)	(1,857)
Repurchase of shares	—	—
Cash distribution	(7,525)	(7,520)
Cash flows from (used in) financing activities - net	116,064	(23,127)
Net increase in cash and cash equivalents	30,626	17,845
Cash and cash equivalents at January 1	276,750	133,036
Currency translation differences	617	(160)
Cash and cash equivalents at the end of the period	307,993	150,721
Ending Cash and cash equivalents are specified as follows:
Cash at bank and bank deposits	307,981	150,711
Cash in hand	12	10
Cash and cash equivalents	307,993	150,721

(a)	Includes self-withholding taxes of US$ 4,880,000 and US$ 6,743,000 during the three-month periods ended March 31, 2025 and 2024, respectively.
(b)	Includes partial repayment of an advance payment drawn from the offtake and prepayment agreement with Vitol for US$ 132,769,000 during the three-month period ended March 31, 2025. See Note 30.1 to the annual consolidated financial statements as of and for the year ended December 31, 2024.
(c)	Includes withholding taxes from clients of US$ 4,536,000 and US$ 8,106,000 during the three-month periods ended March 31, 2025 and 2024, respectively.
(d)	Net cash received from the divestment of the Llanos 32 Block and the Manati gas field in Colombia and Brazil, respectively, in 2025, and the Chilean business in 2024. See Note 19 to these interim condensed consolidated financial statements and Note 35.3 to the annual consolidated financial statements as of and for the year ended December 31, 2024.

The above condensed consolidated statement of cash flow should be read in conjunction with the accompanying notes.

EXPLANATORY NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1

General information

GeoPark Limited (the “Company”) is a company incorporated under the laws of Bermuda. The Registered Office address is Clarendon House, 2 Church Street, Hamilton HM11, Bermuda.

The principal activity of the Company and its subsidiaries (the “Group” or “GeoPark”) is the exploration, development and production for oil and gas reserves in Latin America.

These interim condensed consolidated financial statements were authorized for issue by the Board of Directors on May 6, 2025.

Basis of Preparation

The interim condensed consolidated financial statements of GeoPark Limited are presented in accordance with IAS 34 “Interim Financial Reporting”. They do not include all of the information required for full annual financial statements and should be read in conjunction with the annual consolidated financial statements as of and for the year ended December 31, 2024, which have been prepared in accordance with IFRS.

The interim condensed consolidated financial statements have been prepared in accordance with the accounting policies applied in the most recent annual consolidated financial statements. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. The amendments and interpretations detailed in the annual consolidated financial statements as of and for the year ended December 31, 2024, that apply for the first time in 2025, do not have an impact on the interim condensed consolidated financial statements of the Group.

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

The activities of the Group are not subject to significant seasonal changes.

Estimates

The preparation of interim financial information requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. Actual results may differ from these estimates.

In preparing these interim condensed consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual consolidated financial statements as of and for the year ended December 31, 2024.

Financial risk management

The Group’s activities expose it to a variety of financial risks: currency risk, price risk, credit risk concentration, funding and liquidity risk, interest risk and capital risk. The interim condensed consolidated financial statements do not include all the financial risk management information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of and for the year ended December 31, 2024.

Note 1 (Continued)

Financial risk management (Continued)

The Group is continually reviewing its exposure to the current market conditions and adjusting its capital expenditures program which remains flexible and quickly adaptable to different oil price scenarios. GeoPark also continues to add new oil hedges, increasing its price risk protection within the upcoming fifteen months.

The Group maintained a cash position of US$ 307,993,000 as of March 31, 2025. In addition, GeoPark has access to up to US$ 100,000,000 of committed funding from Trafigura (see Note 30.2 to the annual consolidated financial statements as of and for the year ended December 31, 2024), a US$ 100,000,000 senior unsecured credit agreement with Banco BTG Pactual S.A. and Banco Latinoamericano de Comercio Exterior S.A., and US$ 281,273,000 in uncommitted credit lines (including US$ 167,450,000 in Argentina). Additionally, GeoPark Argentina S.A., the Group’s Argentinian subsidiary, holds approval from the Argentinian securities regulator to issue up to US$ 500,000,000 in debt securities.

Subsidiary undertakings

The following chart illustrates the main companies of the Group structure as of March 31, 2025:

GeoPark Limited
(Bermuda)
100%
GeoPark (UK) Limited
0.9%
100%
GeoPark Colombia
S.L.U. (Spain)
17.4%
99.9%
100%
99.4%
GeoPark Brasil Exploração e
Produção de Petróleo e Gas Ltda.
(Brazil)
GeoPark Colombia SAS
(Colombia)
GeoPark Ecuador S.A. (1)
(Ecuador)
81.7%
100%
GeoPark Argentina S.A.
(Argentina)
Amerisur Exploracion
Colombia Limited
(British Virgin Islands)
100%
Amerisur Exploracion
Colombia Limitada
Colombian Branch

(1)	GeoPark Ecuador S.A. holds 50% working interest in the consortiums that operate the Espejo and Perico Blocks.

Details of the subsidiaries and joint operations of the Group are set out in Note 20 to the annual consolidated financial statements as of and for the year ended December 31, 2024.

During the three-month period ended March 31, 2025, the following changes took place:

●	On February 11, 2025, the Panamanian subsidiaries GPK Panama, S.A. and GPRK Holding Panama, S.A. finalized a merger process, with GPK Panama, S.A. being the surviving company.

Note 2

Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee. This committee is integrated by the Chief Executive Officer, Chief Financial Officer, Chief Exploration and Development Officer, Chief Operating Officer, Chief Strategy, Sustainability and Legal Officer and Chief People Officer. This committee reviews the Group’s internal reporting to assess performance and allocate resources. Management has determined the operating segments based on these reports. The committee considers the business from a geographic perspective.

The Executive Committee assesses the performance of the operating segments based on a measure of Adjusted EBITDA. Adjusted EBITDA is defined as profit (loss) for the period (determined as if IFRS 16 Leases has not been adopted), before net finance results, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful exploration efforts, accrual of share-based payment, unrealized result on commodity risk management contracts, geological and geophysical expenses allocated to capitalized projects, and other non-recurring events. Other information provided to the Executive Committee is measured in a manner consistent with that in the consolidated financial statements.

Three-month period ended March 31, 2025:

Amounts in US$ '000	Total	Colombia	Ecuador	Brazil (a)	Argentina	Corporate
Revenue	137,349	129,869	7,061	—	—	419
Sale of crude oil	137,145	130,084	7,061	—	—	—
Sale of purchased crude oil	419	—	—	—	—	419
Commodity risk management contracts designated as cash flow hedges	(215)	(215)	—	—	—	—
Production and operating costs	(35,437)	(31,471)	(2,644)	(1,005)	—	(317)
Royalties in cash	(1,191)	(1,191)	—	—	—	—
Economic rights in cash	(846)	(846)	—	—	—	—
Share-based payment	(158)	(132)	(26)	—	—	—
Operating costs	(33,242)	(29,302)	(2,618)	(1,005)	—	(317)
Depreciation	(32,045)	(29,692)	(2,107)	(246)	—	—
Adjusted EBITDA	87,944	88,389	3,393	(1,487)	(1,241)	(1,110)

Three-month period ended March 31, 2024:

Amounts in US$ '000	Total	Colombia	Ecuador	Brazil (a)	Other (b)	Corporate
Revenue	167,416	160,472	1,800	2,945	398	1,801
Sale of crude oil	162,187	160,273	1,800	114	—	—
Sale of purchased crude oil	1,801	—	—	—	—	1,801
Sale of gas	3,513	284	—	2,831	398	—
Commodity risk management contracts designated as cash flow hedges	(85)	(85)	—	—	—	—
Production and operating costs	(38,540)	(33,957)	(1,212)	(1,391)	(437)	(1,543)
Royalties in cash	(1,204)	(966)	—	(226)	(12)	—
Economic rights in cash	(1,467)	(1,467)	—	—	—	—
Share-based payment	(144)	(143)	(1)	—	—	—
Operating costs	(35,725)	(31,381)	(1,211)	(1,165)	(425)	(1,543)
Depreciation	(28,659)	(27,680)	(429)	(544)	(5)	(1)
Adjusted EBITDA	111,543	113,405	(279)	796	(696)	(1,683)
(a)	Production in the Manati gas field, which is in process of divestment (see Note 19), was temporarily suspended since mid-March 2024 due to maintenance activities.
(b)	Includes Argentina and Chile segments. The Chilean business was divested in January 2024.

Note 2 (Continued)

Segment information (Continued)

Total Assets	Total	Colombia	Ecuador	Brazil	Argentina	Corporate
March 31, 2025	1,197,956	915,915	47,219	14,083	216,109	4,630
December 31, 2024	1,200,055	885,438	48,333	14,040	215,755	36,489

A reconciliation of total Adjusted EBITDA to total Profit before income tax is provided as follows:

	Three-month	Three-month
	period ended	period ended
	March 31, 2025	March 31, 2024
Adjusted EBITDA	87,944	111,543
Depreciation (a)	(32,045)	(28,659)
Write-off of unsuccessful exploration efforts	(5,883)	—
Share-based payment	(1,533)	(1,628)
Lease accounting - IFRS 16	1,489	1,857
Others (b)	444	842
Operating profit	50,416	83,955
Financial expenses	(24,836)	(11,137)
Financial income	3,224	2,083
Foreign exchange (loss) gain	(3,288)	164
Profit before income tax	25,516	75,065
Income tax expense	(12,447)	(44,873)
Profit for the period	13,069	30,192

(a)	Net of capitalized costs for oil stock included in Inventories.
(b)	Includes allocation to capitalized projects.

Note 3

Revenue

	Three-month	Three-month
	period ended	period ended
Amounts in US$ '000	March 31, 2025	March 31, 2024
Sale of crude oil	137,145	162,187
Sale of purchased crude oil	419	1,801
Sale of gas	—	3,513
Commodity risk management contracts designated as cash flow hedges (a)	(215)	(85)
	137,349	167,416

(a)	Realized result on commodity risk management contracts designated as cash flow hedges. See Note 4.

Note 4

Commodity risk management contracts

The Group has entered into derivative financial instruments to manage its exposure to oil price risk. These derivatives are zero-premium collars and were placed with major financial institutions and commodity traders. The Group entered into the derivatives under ISDA Master Agreements and Credit Support Annexes, which provide credit lines for collateral posting thus alleviating possible liquidity needs under the instruments and protect the Group from potential non-performance risk by its counterparties.

The Group’s derivatives are designated and qualify as cash flow hedges. The effective portion of changes in the fair values of these derivative contracts are recognized in Other Reserve within Equity. The gain or loss relating to the ineffective portion, if any, is recognized immediately as gains or losses in the results of the periods in which they occur. The amount accumulated in Other Reserves is reclassified to profit or loss as a reclassification adjustment in the same period or periods during which the hedged cash flows affect profit or loss as part of the Revenue line item in the Condensed Consolidated Statement of Income.

The following table summarizes the Group’s production hedged during the three-month period ended March 31, 2025, and for the following periods as a consequence of the derivative contracts in force as of March 31, 2025:

			Volume	Average
Period	Reference	Type	bbl/d	price US$/bbl
January 1, 2025 - March 31, 2025	ICE BRENT	Zero Premium Collars	19,500	69.79 Put 82.48 Call
April 1, 2025 - June 30, 2025	ICE BRENT	Zero Premium Collars	19,000	69.26 Put 79.02 Call
July 1, 2025 - September 30, 2025	ICE BRENT	Zero Premium Collars	17,500	68.69 Put 78.59 Call
October 1, 2025 - December 31, 2025	ICE BRENT	Zero Premium Collars	16,000	68.25 Put 77.50 Call
January 1, 2026 - March 31, 2026	ICE BRENT	Zero Premium Collars	1,000	68.00 Put 77.40 Call

Note 5

Production and operating costs

	Three-month	Three-month
	period ended	period ended
Amounts in US$ '000	March 31, 2025	March 31, 2024
Staff costs	3,375	3,496
Share-based payment	158	144
Royalties in cash	1,191	1,204
Economic rights in cash	846	1,467
Well and facilities maintenance	5,288	5,651
Operation and maintenance	1,432	2,370
Consumables	7,725	9,946
Equipment rental	1,843	1,428
Transportation costs	1,217	1,802
Field camp	1,246	1,494
Safety and insurance costs	671	940
Personnel transportation	623	975
Consultant fees	530	853
Gas plant costs	359	543
Non-operated blocks costs	5,791	4,993
Crude oil stock variation	1,954	(1,056)
Purchased crude oil	317	1,543
Other costs	871	747
	35,437	38,540

Note 6

Geological and geophysical expenses

	Three-month	Three-month
	period ended	period ended
Amounts in US$ '000	March 31, 2025	March 31, 2024
Staff costs	1,871	1,750
Share-based payment	83	111
Allocation to capitalized project	(335)	(263)
Other services	834	1,140
	2,453	2,738

Note 7

Administrative expenses

	Three-month	Three-month
	period ended	period ended
Amounts in US$ '000	March 31, 2025	March 31, 2024
Staff costs	6,564	6,339
Share-based payment	1,290	1,369
Consultant fees	1,360	2,091
Safety and insurance costs	775	819
Travel expenses	89	373
Non-operated blocks expenses	252	411
Director fees and allowance	100	149
Communication and IT costs	658	663
Allocation to joint operations	(2,559)	(3,105)
Other administrative expenses	527	854
	9,056	9,963

Note 8

Selling expenses

	Three-month	Three-month
	period ended	period ended
Amounts in US$ '000	March 31, 2025	March 31, 2024
Staff costs	124	116
Share-based payment	2	4
Transportation (a)	1,050	3,245
Selling taxes and other	992	775
	2,168	4,140

(a)	The fluctuation in transportation costs is mainly attributed to deliveries at different sales points in the CPO-5 Block in Colombia. Sales at the wellhead incur no selling costs but yield lower revenue, while transportation expenses for sales to alternative delivery points are recognized as selling expenses.

Note 9

Financial results

	Three-month	Three-month
	period ended	period ended
Amounts in US$ '000	March 31, 2025	March 31, 2024
Financial expenses
Bank charges and other financial costs (a)	(5,380)	(1,983)
Borrowings cancellation costs (b)	(6,240)	—
Interest and amortization of debt issue costs	(11,767)	(7,747)
Unwinding of long-term liabilities	(1,449)	(1,407)
	(24,836)	(11,137)
Financial income
Interest received	3,224	2,083
	3,224	2,083
Foreign exchange gains and losses
Foreign exchange (loss) gain	(4,589)	164
Unrealized result on currency risk management contracts (c)	1,301	—
	(3,288)	164
Total financial results	(24,900)	(8,890)

(a)	During the three-month period ended March 31, 2025, includes financial costs of US$ 1,415,000 associated with the advance payment drawn from the offtake and prepayment agreements with Vitol. See Note 16.
(b)	One-off non-cash charge related to the accelerated amortization of deferred issuance costs that were originally capitalized at the inception of the Notes due 2027 and were being amortized over its expected term. For further information on the partial repurchase of the Notes due 2027, see Note 14.
(c)	In November 2024, GeoPark entered into a derivative financial instrument (zero-premium collars) with a local bank in Colombia, for an amount equivalent to US$ 50,000,000, in order to anticipate any currency fluctuation with respect to a portion of the estimated income taxes to be paid in May and June 2025.

Note 10

Income tax

The Group calculates income tax expense using the tax rate that would be applicable to the expected total annual earnings. The main components of income tax expense in the Condensed Consolidated Statement of Income are:

	Three-month	Three-month
	period ended	period ended
Amounts in US$ '000	March 31, 2025	March 31, 2024
Current income tax expense	(27,984)	(46,395)
Deferred income tax benefit	15,537	1,522
	(12,447)	(44,873)

The effective tax rate was 49% and 60% for the three-month periods ended March 31, 2025 and 2024, respectively.

As of March 31, 2025 and 2024, the statutory income tax rate in Colombia was 35%, though a tax surcharge is also applicable, impacting companies engaged in the extraction of crude oil like GeoPark. The tax surcharge varies from zero to 15%, depending on different Brent oil prices. The Group currently estimates a tax surcharge of 5% for 2025, and therefore, the applicable statutory income tax rate in Colombia for 2025 would be 40%.

The Group’s consolidated effective tax rate of 49% for the three-month period ended March 31, 2025, which is higher than the statutory income tax rate in Colombia as noted above, was mainly driven by non-deductible tax losses in non-taxable jurisdictions, including a one-off non-cash charge related to the accelerated amortization of deferred issuance costs following the early extinguishment of a portion of the Notes due 2027. See Note 9.

Note 11

Property, plant and equipment

			Furniture,				Exploration
			equipment	Production	Buildings		and
	Oil & gas		and	facilities and	and	Construction	evaluation
Amounts in US$ '000	properties		vehicles	machinery	improvements	in progress	assets		Total
Cost at January 1, 2024	920,660		13,133	169,787	4,047	15,781	80,579		1,203,987
Additions	1,603	(a)	311	—	—	34,294	14,202		50,410
Transfers	28,315		91	5,073	—	(27,196)	(6,283)		—
Currency translation differences	(1,502)		(20)	(127)	(4)	—	(10)		(1,663)
Cost at March 31, 2024	949,076		13,515	174,733	4,043	22,879	88,488		1,252,734

Cost at January 1, 2025	1,034,846		14,231	192,502	4,363	24,117	100,955		1,371,014
Additions	327	(a)	465	—	4	12,499	9,646		22,941
Write-offs	—		—	—	—	—	(5,883)	(b)	(5,883)
Transfers	15,014		—	11,501	—	(26,388)	(127)		—
Currency translation differences	3,023		38	253	7	20	8		3,349
Disposals	—		(538)	—	(94)	—	—		(632)
Divestment of long-term assets (Note 19)	(69,699)		—	(8,148)	—	(329)	—		(78,176)
Cost at March 31, 2025	983,511		14,196	196,108	4,280	9,919	104,599		1,312,613

Depreciation and write-down at January 1, 2024	(430,145)		(10,467)	(73,481)	(3,070)	—	—		(517,163)
Depreciation	(25,158)		(381)	(3,035)	(45)	—	—		(28,619)
Currency translation differences	1,357		19	119	3	—	—		1,498
Depreciation and write-down at March 31, 2024	(453,946)		(10,829)	(76,397)	(3,112)	—	—		(544,284)

Depreciation and write-down at January 1, 2025	(529,718)		(11,809)	(85,759)	(3,237)	—	—		(630,523)
Depreciation	(26,598)		(386)	(3,363)	(63)	—	—		(30,410)
Currency translation differences	(2,665)		(37)	(235)	(7)	—	—		(2,944)
Disposals	—		509	—	94	—	—		603
Divestment of long-term assets (Note 19)	52,523		—	7,498	—	—	—		60,021
Depreciation and write-down at March 31, 2025	(506,458)		(11,723)	(81,859)	(3,213)	—	—		(603,253)

Carrying amount at March 31, 2024	495,130		2,686	98,336	931	22,879	88,488		708,450
Carrying amount at March 31, 2025	477,053		2,473	114,249	1,067	9,919	104,599		709,360
(a)	Corresponds to the effect of the change in the estimate of asset retirement obligations.
(b)	Corresponds to one exploration well drilled in the PUT-8 Block in Colombia.

Note 12

Prepayments and other receivables

	At	Year ended
Amounts in US$ '000	March 31, 2025	December 31, 2024
V.A.T.	4,010	3,734
Income tax payments in advance	2,671	1,112
Other prepaid taxes	326	227
To be recovered from co-venturers	9,017	9,740
Prepayments and other receivables	15,884	13,484
Advance payment for business transaction in Argentina (a)	54,084	54,084
	85,992	82,381
Classified as follows:
Current	82,357	79,731
Non-current	3,635	2,650
	85,992	82,381
(a)	This advance payment was composed of US$ 38,000,000 for the acquisition of working interests in four unconventional blocks and US$ 16,084,000 for the acquisition of midstream capacity. See Note 35.1 to the annual consolidated financial statements as of and for the year ended December 31, 2024.

Note 13

Equity

Share capital

	At	Year ended
Issued share capital	March 31, 2025	December 31, 2024
Common stock (US$ '000)	51	51
The share capital is distributed as follows:
Common shares, of nominal US$ 0.001	51,317,816	51,247,287
Total common shares in issue	51,317,816	51,247,287

Authorized share capital
US$ per share	0.001	0.001

Number of common shares (US$ 0.001 each)	5,171,949,000	5,171,949,000
Amount in US$	5,171,949	5,171,949

GeoPark’s share capital only consists of common shares. The authorized share capital consists of 5,171,949,000 common shares, par value US$ 0.001 per share. All of the Company’s issued and outstanding common shares are fully paid and nonassessable.

Cash distributions

In March 2025, the Company’s Board of Directors declared cash dividends of US$ 0.147 per share which were paid on March 31, 2025.

Note 13 (Continued)

Equity (Continued)

Other reserves

GeoPark applies hedge accounting for the derivative financial instruments entered to manage its exposure to oil price risk. Consequently, the Group’s derivatives are designated and qualify as cash flow hedges and, therefore, the effective portion of changes in the fair values of these derivative contracts and the income tax relating to those results are recognized in Other Reserve within Equity. The amount accumulated in Other Reserves is reclassified to profit or loss as a reclassification adjustment in the same period or periods during which the hedged cash flows affect profit or loss. During the three-month period ended March 31, 2025, a realized loss of US$ 215,000 on commodity risk management contracts was reclassified to the Condensed Consolidated Statement of Income.

Note 14

Borrowings

The outstanding amounts are as follows:

	At	Year ended
Amounts in US$ '000	March 31, 2025	December 31, 2024
Notes due 2030	553,123	—
Notes due 2027	94,400	504,535
Promissory note	9,905	9,798
	657,428	514,333

Classified as follows:

Current	18,996	22,326
Non-Current	638,432	492,007

On January 31, 2025, the Company successfully placed an aggregate principal amount of US$ 550,000,000 senior notes (the “Notes due 2030”) which were offered in a private placement to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and outside the United States to non U.S. persons in accordance with Regulation S under the Securities Act. The Notes due 2030 are fully and unconditionally guaranteed jointly and severally by GeoPark Colombia S.L.U., GeoPark Colombia S.A.S., and GeoPark Argentina S.A. The Notes due 2030 were priced at 100% and carry a coupon of 8.75% per annum (yield 8.75% per annum). The debt issuance cost for this transaction amounted to US$ 5,034,000 (debt issuance effective rate: 8.98%). Final maturity of the Notes due 2030 will be January 31, 2030.

The indenture governing the Notes due 2030 includes incurrence test covenants that provide among other things, that, the Net Debt to Adjusted EBITDA ratio should not exceed 3.5 times and the Adjusted EBITDA to Interest ratio should exceed 2.5 times. Failure to comply with the incurrence test covenants does not trigger an event of default. However, this situation may limit the Company’s capacity to incur additional indebtedness, as specified in the indenture governing the Notes due 2030. Incurrence covenants as opposed to maintenance covenants must be tested by the Company before incurring additional debt or performing certain corporate actions including but not limited to dividend payments, restricted payments and others.

The net proceeds from the Notes due 2030 were used by the Company to repurchase part of its Notes due 2027 for a nominal amount of US$ 405,333,000 through a concurrent tender offer, to repay up to US$ 152,000,000 of outstanding prepayments due under an offtake and prepayment agreement with Vitol (see Notes 29 and 30 to the annual consolidated financial statements as of and for the year ended December 31, 2024) and, the remainder for general corporate purposes, including capital expenditures.

Note 15

Provisions and other long-term liabilities

The outstanding amounts are as follows:

	At	Year ended
Amounts in US$ '000	March 31, 2025	December 31, 2024
Assets retirement obligation (a)	9,738	20,887
Deferred income	547	603
Other (a)	11,580	10,462
	21,865	31,952

(a)	The liabilities associated with the Manati gas field for US$ 12,832,000 were classified as held for sale. See Note 19.

Note 16

Trade and other payables

The outstanding amounts are as follows:

	At	Year ended
Amounts in US$ '000	March 31, 2025	December 31, 2024
Trade payables	69,710	93,435
To be paid to co-venturers	790	1,829
Customer advance payments (a)	19,231	152,000
Other short-term advance payments (b)	500	—
Outstanding commitments in Chile (c)	—	3,320
Staff costs to be paid	14,438	11,563
Royalties to be paid	688	723
V.A.T.	248	8,842
Taxes and other debts to be paid	5,343	8,237
	110,948	279,949

Classified as follows:

Current	110,948	279,949
Non-Current	—	—

(a)	Advance payment of US$ 152,000,000 under the offtake and prepayment agreement with Vitol drawn in November 2024. See Note 30.1 to the annual consolidated financial statements as of and for the year ended December 31, 2024. Between February and March 2025, GeoPark repaid US$ 126,370,000 in cash and US$ 6,399,000 in kind from that amount and, as of March 31, 2025, US$ 19,231,000 remained outstanding.
(b)	Advance payment collected in relation with the divestment of the Manati gas field in Brazil. See Note 19.
(c)	Investment commitments in the Campanario and Isla Norte Blocks as a result of the divestment of the Chilean business. See Note 35.3 to the annual consolidated financial statements as of and for the year ended December 31, 2024.

Note 17

Fair value measurement of financial instruments

Fair value hierarchy

The following table presents the Group’s financial assets and financial liabilities measured and recognized at fair value as of March 31, 2025, and December 31, 2024, on a recurring basis:

			As of
Amounts in US$ '000	Level 1	Level 2	March 31, 2025
Assets
Derivative financial instrument assets
Commodity risk management contracts	—	4,404	4,404
Total Assets	—	4,404	4,404

			As of
Amounts in US$ '000	Level 1	Level 2	December 31, 2024
Assets
Derivative financial instrument assets
Commodity risk management contracts	—	2,764	2,764
Total Assets	—	2,764	2,764
Liabilities
Derivative financial instrument liabilities
Commodity risk management contracts	—	464	464
Total Liabilities	—	464	464

There were no transfers between Level 2 and 3 during the period. The Group did not measure any financial assets or financial liabilities at fair value on a non-recurring basis as of March 31, 2025.

Fair values of other financial instruments (unrecognized)

The Group also has a number of financial instruments which are not measured at fair value in the balance sheet. For the majority of these instruments, the fair values are not materially different to their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature.

Borrowings are comprised of fixed rate debt and are measured at their amortized cost. The Group estimates that the fair value of its financial liabilities is approximately 94.9% of its carrying amount, including interest accrued as of March 31, 2025. Fair value was calculated based on market price for the Notes and is within Level 1 of the fair value hierarchy.

Note 18

Capital commitments

Capital commitments are detailed in Note 33.2 to the annual consolidated financial statements as of December 31, 2024. The following updates have taken place during the three-month period ended March 31, 2025:

The Group incurred investments of US$ 6,397,000 to fulfill its commitments, at GeoPark’s working interest.

Colombia

Two of the three committed exploratory wells were drilled in the PUT-8 Block.

Chile

Total investments needed to fulfill the commitments in the Campanario and Isla Norte Blocks have already been completed. Final approval of the Ministry of Energy and the subsequent release of guarantees are pending.

Note 19

Business transactions

Divestment of non-operated working interest in the Llanos 32 Block in Colombia

On March 14, 2025, GeoPark agreed to transfer, subject to regulatory approval, its non-operated working interest in the Llanos 32 Block in Colombia to its joint operation partner for a total consideration of US$ 19,000,000, minus working capital adjustment of US$ 3,660,000. As of the date of these interim condensed consolidated financial statements, GeoPark has received the net proceeds from the transaction, which are subject to final settlement.

Divestment of non-operated working interest in the Manati gas field in Brazil

On March 27, 2025, GeoPark entered into an agreement to sell its 10% non-operated working interest in the Manati gas field in Brazil for a total consideration of US$ 1,000,000, subject to working capital adjustment, plus a contingent payment of an additional US$ 1,000,000, subject to the field’s future cash flow or its potential conversion into a natural gas storage facility. As of the date of these interim condensed consolidated financial statements, GeoPark has collected an advance payment of US$ 500,000. Closing of the transaction is pending customary regulatory approvals.

As of March 31, 2025, the amount of Property, plant and equipment and Right-of-use assets corresponding to the Manati gas field and the liabilities associated to it have been classified as held for sale for US$ 6,227,000 and US$ 12,832,000, respectively.

Note 20

Cost efficiency measures

In March 2025, the Group implemented cost efficiency measures which include the immediate reduction of the workforce. These measures were undertaken to enhance cost efficiency and better align the organizational structure with the Group’s strategic objectives and operational challenges. In connection with these measures, the Group incurred termination costs of approximately US$ 1,550,000, which were charged to the ‘Other income (expenses), net’ line item in the Condensed Consolidated Statement of Income.

Note 21

Subsequent events

Oil price volatility

Beginning in early April 2025, international crude oil prices experienced a significant decline, driven by a combination of geopolitical tensions and macroeconomic concerns. As of March 31, 2025, the Brent crude oil price was approximately US$ 74 per barrel. However, during the first week of April, Brent fell by more than 20%, reaching levels below US$ 60 per barrel, the lowest level since mid-2021. Following this initial decline, oil prices partially recovered, and during the second half of April, Brent fluctuated between US$ 60 and US$ 68 per barrel.

This abrupt downturn was primarily triggered by escalating trade tensions between the United States and major global trading partners, notably China, following the U.S. administration’s announcement of increased import tariffs. These actions intensified concerns about a potential global economic slowdown, thereby weakening the outlook for oil demand. Concurrently, certain OPEC+ members unexpectedly increased production in early April, further exacerbating the downward pressure on international crude oil benchmarks.

The Group is actively monitoring the recent volatility in international crude oil prices and its potential implications on the business. While the ultimate impact of these developments cannot be determined at this stage, the Group has included a sensitivity analysis in Note 36 to its annual consolidated financial statements as of and for the year ended December 31, 2024, that illustrates its approach to assessing the potential effects of changes in key macroeconomic assumptions on the recoverable value of its assets.

Currency risk management contracts

In April 2025, GeoPark entered into new derivative financial instruments (zero-premium collars) with local banks in Colombia, for a notional amount of US$ 30,000,000 (allocated at US$ 5,000,000 per month during the second half of 2025). The objective of these instruments is to mitigate potential currency fluctuations and protect the Group’s exposure to the Colombian Peso arising from its regular business operations.

Appointment of new Chief Executive Officer

On April 24, 2025, GeoPark announced the appointment of Felipe Bayon as its new Chief Executive Officer (“CEO”) and a member of the Board of Directors, effective June 1, 2025.

Mr. Bayon is recognized as one of the most effective energy executives in Latin America with more than three decades of accomplishments in the international oil and gas industry. From 2017 to 2023, Mr. Bayon was CEO of Ecopetrol, one of the most important energy groups in Latin America, where he led 18,000 employees, oversaw production of approximately 700,000 boepd and revenues of over US$ 30 billion, and delivered record financial, operational, and safety results. He is a proven and disciplined dealmaker who brought Ecopetrol into the unconventional Permian Basin in the U.S. in partnership with Oxy, a project that grew from 0 to ca. 150,000 bpd gross in 4 years, into the Brazilian ultra-deep water pre-salt play in partnership with Shell, as well as into a leading position in the Latin American power transmission sector and focused investments in renewable energies, water management, and nature-based climate solutions.

Mr. Bayon is a mechanical engineer who began his career in 1991 with Shell in field operations and projects and then moved to BP where he worked for 21 years in increasingly important operational and management roles in Colombia, Argentina, Brazil, Bolivia, the U.S. and the U.K., including his tenure as CEO of Pan American Energy, one of the leading private hydrocarbon producers in Argentina, from 2005 to 2010. Mr. Bayon has served on multiple Boards of Directors across the energy, utilities, education, and technology sectors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe .
Name: Jaime Caballero Uribe
Title: Chief Financial Officer

Date: May 7, 2025